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File No. 054208-0006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
James Rosenberg, Senior Assistant Chief Accountant
Alla Berenshteyn, Staff Attorney
Vanessa Robertson, Staff Accountant

Re:	Corvus Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on November 6, 2015
CIK No. 0001626971

Ladies and Gentlemen:

On behalf of Corvus Pharmaceuticals, Inc. (the “Company” or “Corvus”), we are hereby submitting a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 6, 2015 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 7, 2015 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

December 10, 2015

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

1.                                      Please revise the Summary to explain briefly what you intend to commercialize and who your customers will be.

Response:              In response to the Staff’s comment, the Company has revised pages 2, 3 and 79 of the Registration Statement. The Company respectfully advises the Staff that it currently intends to commercialize any of its product candidates that are approved for oncology indications.  However, given the early stage of the Company’s product candidates, it is currently unable to predict which indications its product candidates may be approved for, and the Company is therefore unable to determine which cancer patients would be likely to be prescribed users of the Company’s products.

Our Product Pipeline, page 2

2.                                      Please remove the list of your current investors from the Summary. We note that the information is included in a more appropriate section of the document.

Response:              In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement.

Development Status, page 3

3.                                      Please revise the pipeline table that appears on pages 3 and 78 so that the arrow indicating CPI-444’s developmental does not extend to the end of Phase 1, as your Phase 1 trials have not yet begun.

Response:              In response to the Staff’s comment, the Company has revised pages 3 and 79 of the Registration Statement.

Our Strategy, page 5

4.                                      Please revise the second bullet point to put into context your statement concerning your ability to “rapidly advance” your lead product candidate. In this regard, we note your disclosure page 13 which indicates that clinical drug approval involves a lengthy process and there is difficultly in predicting the time and cost of product candidate development.

Response:              In response to the Staff’s comment, the Company has revised pages 5 and 77 of the Registration Statement.

December 10, 2015

Risks Associated with Our Business, page 5

5.                                      Please add a bullet point disclosing that shareholders will have limited ability to influence corporate matters because a small number of your existing shareholders own a majority of the voting stock.

Response:              In response to the Staff’s comment, the Company has revised pages 5 and 6 of the Registration Statement.

Risk Factors

We May Fail to Obtain Orphan Drug Designation . . . , page 26

6.                                      Please disclose which of your product candidates you believe may qualify for orphan drug designation and explain why.

Response:              In response to the Staff’s comment, the Company has revised page 26 of the Registration Statement.

Use of Proceeds, page 54

7.                                      We note that you have allocated proceeds to fund your planned Phase 1/1b clinical trial of CPI-444. Please expand your disclosure to clarify whether the allocated proceeds will likely be sufficient to fund the indicated Phase 1 clinical trial to completion. If, in your view, they will likely not be sufficient, please estimate how far in each of the trials you are likely to progress with available proceeds.

Response:              In response to the Staff’s comment, the Company has revised page 54 of the Registration Statement.

8.                                      Please specify how you intend to allocate net proceeds between the programs identified in the second bullet point.

Response:              In response to the Staff’s comment, the Company has revised page 54 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Fair Value, page 66

9.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:              The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s most recent fair value determination and the estimated offering price, if any.

December 10, 2015

Business

Our Company Origins, Team and Investors, page 74

10.                               We note your disclosure that you have a “key” collaboration with the Sidney Kimmel Comprehensive Cancer Center at John’s Hopkins. Please provide additional disclosure regarding the material terms of the collaboration and file any material agreements as exhibits to the registration statement.

Response:              In response to the Staff’s comment, the Company has revised pages 4 and 76 of the Registration Statement. The Company respectfully advises the Staff that the Company does not believe the two collaboration agreements with the Sidney Kimmel Comprehensive Cancer Center at John’s Hopkins (“John’s Hopkins”) are material agreements. Both agreements primarily relate to the funding of research at John’s Hopkins by the Company. The first agreement, dated as of April 15, 2015, covers a period of 18 months and only required the Company to make payments of $150,000 in aggregate over the first six months of such agreement.  The second agreement, dated as of July 7, 2015, covers a period of 18 months and only requires the Company to make payments of $100,000 in aggregate over the first six months of such agreement. These amounts were expensed to Research and Development expense.

Adenosine- Cancer Axis, page 79

11.                               Please add narrative disclosure to your graphic which defines and explains the function of each of the cells pictured. As currently presented, the graphic and the paragraph which follows are difficult for a lay reader to understand.

Response:              In response to the Staff’s comment, the Company has revised pages 80 and 81 of the Registration Statement.

Potency and Selectivity in In Vitro Studies, page 82

12.                               Please define Ki nM and describe the significance of potency and selectivity in a manner accessible to lay readers.

Response:              In response to the Staff’s comment, the Company has revised page 83 of the Registration Statement.

Preclinical Proof of Concept, page 89

13.                               Please expand your disclosure to provide more detail regarding your preclinical in vitro studies for Anti-CD73. For example, please discuss the structure of the study and the specific results observed.

Response:              In response to the Staff’s comment, the Company has revised page 91 of the Registration Statement.

December 10, 2015

Licenses and Collaborations, page 92

14.                               Please revise to disclose when the licensed patents expire and clarify which party will bear the costs of patent litigation.

Response:              In response to the portion of the Staff’s comment relating to the expiration of patents, the Company has revised page 95 of the Registration Statement. With respect to the portion of the Staff’s comment relating to which party will bear the costs of patent litigation, the Company respectfully refers the Staff to its letter, dated as of November 6, 2015 (the “Letter”), requesting confidential treatment of Exhibit 10.13(A) of the Registration Statement (the “Vernalis Agreement”) and the references in Sections I and II of the Letter to the provisions of Section 8.5 of the Vernalis Agreement that pertain to the rights of the parties to prosecute and defend patent rights. The Company respectfully advises the Staff that no patents have been licensed pursuant to, and no patent enforcement litigation obligations exist under, either the Company’s license agreement with The Scripps Research Institute or the Company’s collaboration agreement with Genentech, Inc.

Notes to Financial Statements

9. Common Stock, page F-21

15.                               Please disclose how you are accounting for compensation related to the founders’ shares subject to repurchase under the stock restriction agreements. In this regard, clarify whether and to what extent you issued these shares to employees or non-employees and the accounting model(s) you are following. Please reference the authoritative literature supporting your accounting treatment.

Response:              In response to the Staff’s comment, the Company has revised page F-21 of the Registration Statement.

The Company respectfully advises the staff that in March and August 2014, the Company sold a net amount of 1,046,749 shares of fully vested common stock to its founders (“founders’ stock”), who are employees. In November 2014, in conjunction with the sale of its Series A convertible preferred stock, the Company and the founders agreed to subject 75% of each founders’ stock to vesting requirements. In order to vest, the holders are required to provide continued service to the Company. The fair value remeasurement of the founders’ stock at the date of modification was not material for all periods presented.

As the vesting of the restricted shares is contingent upon future service, the Company concluded that the arrangement is compensatory, equivalent to a reverse stock split followed by the grant of a restricted stock award under a performance-based plan  in accordance with the provisions of ASC 718-10-S99-2, “Escrowed Share Arrangements and the Presumption of Compensation.” As a result, the shares need to be remeasured to fair value at the date of the modification and accounted in accordance with the provisions of ASC 718, “Compensation-Stock Compensation.”

December 10, 2015

The restricted founders’ shares are considered as equity-classified awards as the awards contain time-based vesting conditions.

Other

16.                               Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:              The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file all remaining exhibits as promptly as practicable.

17.                               Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:              The Company respectfully acknowledges the Staff’s comment and confirms that the Registration Statement contains all of the graphics that the Company currently intends to use in the prospectus.

18.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:              The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

* * *

December 10, 2015

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-3063 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings, Esq.
of LATHAM & WATKINS LLP

cc:	Richard A. Miller, Corvus Pharmaceuticals, Inc.
Leiv Lea, Corvus Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP